Mail Stop 4561

June 25, 2007

John T. McDonald
Chief Executive Officer
Perficient Inc.
1120 South Capital of Texas Highway
Building 3 Suite 220
Austin, Texas 78746

      Re: Form 10-K for Fiscal Year Ended December 31, 2006
            File No. 1-15169

Dear Mr. McDonald:

      We have complete our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief